May 10, 2019

Andrew M. Rooke
Chief Executive Officer
ASV Holdings, Inc.
840 Lily Lane
Grand Rapids, MN 55744

       Re: ASV Holdings, Inc..
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 29, 2019
           File No. 001-38089

Dear Mr. Rooke:

       We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 9A. Controls and Procedures, page 26

1. Please amend your Form 10-K to include management's report on the effectiveness of your internal control over financial reporting as required by Item 308(a) of Regulation S-
      K. In addition, we note that your Form 10-K/A filed on April 11, 2019 did not include the complete text of Item 8. In the requested amendment please include all items of Form 10-K as well as currently signed and dated certifications.
 Andrew M. Rooke
ASV Holdings, Inc.
May 10, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or Brian
Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameAndrew M. Rooke                         Sincerely,
Comapany NameASV Holdings, Inc.
                                                          Division of
Corporation Finance
May 10, 2019 Page 2                                       Office of Electronics
and Machinery
FirstName LastName